Exhibit 99.1

LightInTheBox to Hold 2025 Annual General Meeting on December 19, 2025

Singapore, November 25, 2025 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global specialty retailer, today announced it will hold its 2025 annual general meeting of shareholders at 21st Floor, Lane 666, Haiyang West Road, Pudong New Area, Shanghai, China on December 19, 2025 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 5, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the annual general meeting in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the Company’s website at https://ir.ador.com, as well as on the SEC's website at http://www.sec.gov. Shareholders may request a hard copy of the Company's annual report, free of charge, by contacting the Company at ir@ador.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com